FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated April 19, 2001 announcing STMicroelectronics' First Quarter 2001 results.

                           [STMICROELECTRONICS LOGO]
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMMUNICATOSTAMPA
                               PRESSEINFORMATION

                                                                          C1011H

       STMicroelectronics Reports Significant Year-over-Year Increases in
                      First Quarter Revenues and Earnings

o    First Quarter 2001 Net Revenues up 12.9%
o    Gross Profit Rises 19.3%; Gross Margin Equals 44.5%
o    Operating Income Up 41.2%; Operating Margin at 21.5%

Geneva, April 19, 2001 - STMicroelectronics (NYSE: STM) today reported financial results for the first quarter ended March 31, 2001.

First Quarter 2001 Results
--------------------------

Net revenues for the first quarter increased 12.9% to $1,921.1 million, from $1,702.2 million in the 2000 first quarter. Gross profit was $855.8 million, representing an increase of 19.3% over 2000 first quarter. Gross margin was 44.5%, significantly above the 42.1% reported in the year-ago quarter.

Operating income reached $412.3 million, a 41.2% increase over last year's comparable quarter. First quarter 2001 operating income benefited from higher revenues and gross profit as well as from a significant decrease in start-up costs. Operating margin was 21.5% compared to 17.2% in last year's first quarter.

Net income increased 43% to $340.8 million in the 2001 first quarter compared to $238.4 million in the year-ago quarter. Earnings per diluted share rose 46.2% to $0.38, up from $0.26 per share in the 2000 first quarter. All per share data have been adjusted to reflect the three-for-one stock split effected in May 2000.

Pasquale Pistorio, President and Chief Executive Officer, commented, "ST achieved solid performance in the first quarter of 2001, posting year-over-year double-digit growth in revenues, gross and operating profits and net earnings. Based on current industry forecasts for first quarter 2001, I believe that ST continued to outperform the industry and gain market share."

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Telecom applications posted the strongest year-over-year growth, increasing
35.8%; automotive was up 12.3%; computer increased 8.2%; and industrials and others, which includes smartcards, was up 17.5%. Digital consumer product revenues were down 11.4% from first quarter 2000 levels reflecting persistent excess inventory conditions and a sharp decline in consumer demand, particularly in the U.S.

From a geographic perspective, Europe had the strongest growth, increasing 19.9% in comparison to the first quarter of 2000, as well as achieving sequential revenue growth over the 2000 fourth quarter. Asia/Pacific was up 15.3% on a year-over-year basis; Japan increased 32.8%; and Emerging Markets were up 89.1%. The Americas declined 15.2%, consistent with the U.S. economic downturn.

Logic and Memories, led by outstanding performance in FLASH, delivered a year-over-year sales gain of 36.6% and accounted for 22.6% of first quarter 2001 net revenues. Differentiated products, which included dedicated FLASH devices, reached $1,191.24 million and represented 62.0% of net revenues. Discretes were up 10.2%, and Standard & Commodities declined 6.8%.

Mr. Pistorio noted, "We are pleased that the balance ST has attained across its product portfolio, strategic alliances, applications and geographies, enabled the Company to produce significant year-over-year increases in revenues and profits. ST's 41.2% growth in operating income in the 2001 first quarter was achieved after absorbing a 15.7% increase in R&D costs, which we consider strategically important for the Company's continued product leadership."

Research and development expenses increased to $272.1 million and represented 14.2% of revenues in the 2001 first quarter. In the year-ago period, research and development totaled $235.1 million, or 13.8% of net revenues.

Selling, general and administrative expenses were $176.8 million for the 2001 first quarter. Selling, general and administrative expenses increased 10.8% in comparison to the year-ago period, but declined as a percentage of net revenues, to 9.2% compared to 9.4% in the 2000 first quarter.

The Company's balance sheet at March 31, 2001 was very strong. ST's cash and cash equivalents and marketable securities totaled $2.3 billion and long-term debt was $2.7 billion (a large portion of which consists of convertible debt). Shareholders' equity was $6.3 billion. Capital expenditures were $729.6 million in the 2001 first quarter compared to $622.1 million in the year-ago quarter. Net operating cash flow was $4.6 million in the 2001 first quarter, and the Company expects to be significantly cash-flow positive in 2001.

Recent Developments
-------------------

On March 28, 2001, STMicroelectronics was ranked the world's 6th largest semiconductor company based upon year 2000 revenues by Gartner-Dataquest, moving up significantly from 1999. Among those companies that generate a majority of their total revenues from semiconductor sales, ST is the world's 3rd largest.

On March 22, 2001, the Company announced that it would propose a resolution at its April 25, 2001 Annual General Meeting to increase the cash dividend to $0.04 per share from the $0.03 per share paid in 2000. The dividend would be payable on May 11, 2001 to shareholders of record on April 27, 2001.

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On March 5, 2001, ST completed the acquisition of the Consumer Electronics business of RAVISENT Technologies. The acquisition enhances ST's leading position in embedded solutions for digital multimedia applications, including DVDs, Set-top boxes and Digital TV and is an important step in offering a complete system-on-chip platform for digital consumer appliances.

Outlook
-------

Mr. Pistorio commented, "The market correction which began abruptly with a sharp inventory adjustment in the 2000 fourth quarter, is likely to continue through much of this year. Its duration is closely tied to macroeconomic conditions, particularly in the U.S. and Japan, as well as to industry-specific issues such as over-capacity and excess inventory levels." "From ST's perspective," Mr. Pistorio continued, "while we expect a difficult business environment, we have confidence in our ability to continue to outperform the industry by a meaningful margin."

"With respect to the 2001 second quarter, we anticipate reporting revenues in the range of $1.65 billion to $1.8 billion which would be below the $1.88 billion reported in last year's second quarter, but which would bring first half 2001 revenues to a level equal to or modestly above that of first half 2000. This assumes continued year-over-year revenue growth in telecom, automotive and FLASH products and revenues from digital consumer applications comparable to Q1 2001 levels. Gross margin for Q2 2001 is expected to be in the range of 40% to 42%, depending upon product mix, pricing and our ability to maintain utilization rates at our leading-edge labs," Mr. Pistorio said.

"At the same time, as we previously announced," Mr. Pistorio noted, "we have taken steps to significantly reduce expenses during this period of uncertain market conditions. A stringent cost control program has been implemented throughout the Company, which includes a hiring freeze. Additionally, we have reduced 2001 capital expenditure plans from $2.5 billion to approximately $1.9 billion. Capex for the second quarter is estimated at approximately $500 million, a large portion of which represents investments in advanced equipment for 0.18 and 0.15 micron production."

In summary, Mr. Pistorio commented, "Within this challenging near term environment, our strategy continues to be based upon profitable market share gains through the development of world-leading products, strong customer alliances, efficient global manufacturing and a modular approach to capital investments."

Products, Technology and Design Wins
------------------------------------

ST continued to gain important design wins in all segments, while introducing numerous new products underscoring its commitment to achieving and maintaining global leadership in its chosen arenas.

In the Consumer field, ST confirmed during the quarter that in 2000 it shipped more than 30 million devices based on its ST20 32-bit embedded RISC cores, targeted primarily at set-top box and DVD applications. This figure represents a 100% increase over 1999. Further consolidating its unrivaled Digital Consumer IP portfolio, ST also completed the acquisition of the Consumer Electronics business of RAVISENT Technologies Inc., an IP licensing company providing digital audio and video software solutions and Internet appliance technology.

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In February, ST introduced the world's first single-chip solution for 16X DVD-
and 48X CD-ROM drives. Called "Verdi" (STA1000), the new solution integrates an ST10 16-bit microprocessor core, a proprietary digital signal processor core, memories, interfaces and application-specific digital and mixed analog/digital functions. In the market for DVD player ICs, ST continued to win significant design-ins in Japan with customers such as Funai.

Also in February, ST announced the completion of a key System-on-Chip (SoC) device that powers the micro-optical engine for DataPlay Inc.'s digital media, winner of the Best Lifestyle Product award at the Consumer Electronics Show held in Las Vegas in January. The first production order for this device has now been placed.

In March, ST announced its second-generation 3D Graphics and Video Accelerator, KYRO II. The market response to KYRO II's clear performance leadership for PC games and similar applications requiring high-performance cost-effective graphics included immediate design wins at Hercules and Videologic.

Continuing their fruitful cooperation on advanced SuperH RISC cores, ST and Hitachi formed a jointly owned independent company, SuperH, Inc. In addition to licensing SuperH cores on the open market, SuperH will complete the development of the 64-bit SH-5 core and assume development of the SH-6 and SH-7 cores.

In the Communications field, ST unveiled a highly integrated digital color camera module optimized for use in next generation cellular phones, personal digital assistants and other portable communications devices. The Digital Camera Module meets two key requirements for portable applications - small size and low power consumption.

Other notable successes in the communications field include design wins for high speed (10Gb/s) chips built in ST's cost-optimized silicon-germanium (SiGe) technology. ST also began supplying key customers with a development platform based on the Company's ST100 digital signal processor architecture.

The Computer Peripherals field continued to be a rewarding arena for ST's SoC expertise. In addition to delivering first samples of a hard disc controller with embedded DRAM built in 0.18 micron technology and gaining important new design wins for HDD preamplifiers and dedicated power devices for high-end and mobile disk drives, ST was chosen by Quantum Technologies to supply an SoC solution for a new HDD. Based on ST's new Superl0 DSP enhanced microcontroller core, the new device will also incorporate a hard disk controller, 4Mbit of embedded DRAM and interface functions. ST will supply the complete system solution, including firmware.

In the field of printers, ST won further design-ins for both inkjet and laser printer engines and also ramped up production of 0.18 micron printer engines.

During the quarter, ST began ramping up production of its application-specific Flash memories optimized for Firmware Hub BIOS applications, which are now qualified at most PC desktop and notebook manufacturers.

ST's leading position in the Automotive arena was reinforced by the introduction of a new 16-bit automotive-grade microcontroller chip with embedded Flash memory whose performance is guaranteed over the entire automotive temperature range, making it ideal for fast-growing

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applications such as engine control. In addition, an ST microcontroller built using 0.18 micron embedded Flash technology was selected by Siemens for a next-generation airbag system.

In the growing Smartcard arena, ST's achievement in gaining the world's first security certification to the new international ISO15408 standard for its ST19 platform was followed by a similar certification jointly achieved with Gemplus for a smartcard solution that combines Gemplus' embedded software and ST's ST19 hardware platform. The ST19 platform and embedded Gemplus secure software will be used in smartcards for telecommunications and banking applications. In the same period, ST introduced a chipset that simplifies the design of contactless smartcard readers, thereby stimulating the growth of new contactless smartcard applications such as access control, ticketing systems, E-purse and ID cards.

Some of the above statements, that are not historical facts, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular the following important factors could cause actual results to differ materially from the expectations of the Company or its management

(i) general business and economic conditions in the countries, the markets and the business segments in which we and our customers operate, (ii) market demand for our products and changes in customer order patterns and requirements including but not limited to order cancellation or rescheduling, (iii) competitive factors including the pricing of products in an increasingly competitive environment, (iv) the development qualification and availability of innovative products in a rapidly changing technological environment, (v) our ability to implement cost reductions in a timely manner and the success of those actions, (vi) manufacturing risks, (vii) insufficient, excess or obsolete inventory, (viii) our ability to recruit and retain skilled personnel, (ix) currency fluctuations and other risks.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.

The forward looking statements included in this release are made only as of the date of this release and the company undertakes no obligation to update the forward looking statements to reflect subsequent events or circumstances.

Conference Call Information
---------------------------

Management of STMicroelectronics will conduct a conference on April 19, 2001, at 10 a.m. Eastern Time (U.S. ET), 4 p.m. Central Europe Time (CET), to discuss operating performance for the first quarter of 2001. A broadcast of the conference call will be available live on the Internet at: www.vcall.com
                                                           -------------

The broadcast will be available until May 19, 2001.

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About STMicroelectronics

STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.
                                          ----------


For further information please contact:

STMicroelectronics
Maria Grazia Prestini               Benoit de Leusse
Corporate Press Relations Manager   Investor Relations Manager Europe
Tel. +39.039.603.59.01              Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32              Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com         benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                      Jean-Benoit Roquette/Nicole Curtin
Media Relations                     Investor Relations
Tel. +33.1.47.03.68.10              Tel. +33.1.47.03.68.10
llichtlen@mweurope.com              jbroquette@mweurope.com/ncurtin@mweurope.com

                             STMicroelectronics N.V.
                        CONSOLIDATED STATEMENT OF INCOME
             (In millions of US dollars, except per share data ($))

                                                      Three Months Ended
                                                      ------------------
                                                  March 31,           April 1,
                                                    2001                2000
                                                 -----------         -----------
                                                 (unaudited)         (unaudited)

Net sales                                        $  1,906.0          $  1,693.7
Other revenues                                         15.1                 8.5
                                                 -----------         -----------
  NET REVENUES                                      1,921.1             1,702.2
Cost of sales                                      (1,065.3)             (985.1)
                                                 -----------         -----------
  GROSS PROFIT                                        855.8               717.1
Selling, general & administrative                    (176.8)             (159.5)
Research & development                               (272.1)             (235.1)
Other income & expenses                                 5.4               (30.5)
                                                 -----------         -----------
  Total Operating Expenses                           (443.5)             (425.1)
  OPERATING INCOME                                    412.3               292.0
Net interest income (expense)                           3.1                16.4
  INCOME BEFORE INCOME
  TAXES
  AND MINORITY INTERESTS                              415.4               308.4
Income tax expense                                    (74.2)              (69.4)
                                                 -----------         -----------
  INCOME BEFORE MINORITY
  INTERESTS                                           341.2               239.0
Minority Interests                                     (0.4)               (0.6)
                                                 -----------         -----------
  NET INCOME                                     $    340.8          $    238.4
                                                 ===========         ===========
  EARNINGS PER SHARE (BASIC)*                    $      0.38                0.27
                                                 ===========         ===========
  EARNINGS PER SHARE (DILUTED)*                  $      0.38                0.26
                                                 ===========         ===========
  NUMBER OF WEIGHTED AVERAGE
  SHARES USED IN CALCULATING
  DILUTED EARNINGS PER SHARE                         951.5                933.5

  * All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000. As done historically, Basic Earnings Per Share ("EPS") has been calculated based on net earnings available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt; net income is adjusted by adding back the $19.1 million in interest associated to convertible debt.

                               (tables to follow)


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




                             STMicroelectronics N.V.
                           CONSOLIDATED BALANCE SHEET
                           (In millions of US dollars)

                                                   March 31,       December 31,
                                                     2001              2000
                                                ===============  ===============
                                                  (Unaudited)        (Audited)
ASSETS
Current assets
Cash and cash equivalents                         $   1,325.4     $   2,295.7
Marketable securities                                   991.0            35.2
Trade accounts and notes receivable                   1,250.7         1,496.4
Inventories                                             964.2           876.5
Other receivables and assets                            584.9           554.0
                                                  -----------     -----------
Total current assets                                  5,116.2         5,257.8

Intangible assets, net                                  331.1           286.1
Property, plant and equipment, net                    6,342.6         6,201.1
Investments and other non-current assets                123.9           135.5
                                                  -----------     -----------
                                                      6,797.6         6,622.7
                                                  -----------     -----------
Total assets                                      $  11,913.8        11,880.5
                                                  ===========     ===========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
Bank overdrafts                                   $      11.8     $      35.6
Current portion of long-term debt                       116.7           106.0
Trade accounts and notes payable                      1,557.4         1,745.6
Other payables and accrued liabilities                  494.4           509.2
Accrued and deferred income tax                         326.4           299.6
                                                  -----------     -----------
Total current liabilities                             2,506.7         2,696.0

Long-term debt                                        2,716.9         2,700.5
Reserves for pension and
termination indemnities                                 110.6           110.2
Other non-current liabilities                           219.3           216.2
                                                  -----------     -----------
                                                      3,046.8         3,026.9
Total liabilities                                     5,553.5         5,722.9

Minority interests                                       33.3            33.0
Capital stock                                         1,134.1         1,133.7
Capital surplus                                       1,694.1         1,689.8
Accumulated result                                    4,318.1         3,977.3
Accumulated other comprehensive income                 (819.3)         (676.2)
                                                  -----------     -----------
Shareholders' equity                                  6,327.0         6,124.6
Total liabilities and shareholders' equity        $  11,913.8     $  11,880.5
                                                  ===========     ===========


                               (tables to follow)


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




                              STMicroelectronics NV
                      SELECTED CONSOLIDATED FINANCIAL DATA
                           (In millions of US dollars)


Consolidated Balance Sheet Data                        March 31,    December 31,
(End of Period)                                          2001          2000
                                                     ------------  -------------
                                                      (unaudited)    (audited)

Cash, cash equivalents and marketable securities     $  2,316.4    $  2,330.9

Working capital                                           421.6         372.5

Total assets                                           11,913.8      11,880.5
Short-term debt (including current
   portion of long-term debt)                             128.5         141.6

Long-term debt (excluding current portion)              2,716.9       2,700.5

Shareholders' equity                                    6,327.0       6,124.6


Consolidated Operating Data                            March 31,      April 1,
(Three Months Ended)                                     2001           2000
                                                     ------------  -------------
                                                      (unaudited)   (unaudited)

Payment for purchases of tangible assets             $    729.6    $    622.1

Net cash from operating activities                        804.4         408.8

Net operating cash flow                                     4.6        (250.2)

Depreciation and amortization                             332.4         234.3


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2001                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer